Exhibit 99.1

Xinyuan Real Estate Co., Ltd. to Report Third Quarter

2020 Unaudited Financial Results on November 27, 2020

BEIJING, November 23, 2020 -- Xinyuan Real Estate Co., Ltd. ("Xinyuan" or "the Company") (NYSE: XIN), an NYSE-listed real estate developer and property manager, today announced that it will release its unaudited financial results for the third quarter on Friday, November 27, 2020, before the U.S. market opens.

Xinyuan’s management team will host an earnings conference call to discuss its third quarter 2020 financial results on Friday, November 27, 2020 at 8:00am ET, listeners may access the call by dialing:

US Toll Free:	1-800-458-4121
Toll/International:	1-323-794-2093
China National:	4001 209101
Hong Kong Toll Free:	800 961 105
United Kingdom Toll Free:	0800 358 6377

A replay of the conference call may be accessed by phone at the following numbers until December 4, 2020:

US:	1-844-512-2921
International:	1-412-317-6671
Access code:	4456736

A live and archived webcast of the conference call will be available at http://ir.xyre.com

A live broadcast will be also available at Roadshowing and FUTU platform, the links are as follows:

https://www.roadshowing.com/roadshowing/info.html?id=31611

https://q.futunn.com/nnq/detail?id=105258217242628

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and recently in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Tianjin, Zhengzhou, Jinan, Qingdao, Chengdu, Xi'an, Suzhou, Dalian, Zhuhai and Foshan. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Investor Contact:

For more information, please contact:

In China:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group
Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email: susie@blueshirtgroup.com

In the United States:

The Blueshirt Group
Ms. Julia Qian
Email: Julia@blueshirtgroup.com